Exhibit 99.1

BRAGG GAMING GROUP TO RELEASE FOURTH QUARTER

AND FULL YEAR 2022 RESULTS ON MARCH 21

TORONTO, February 27, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B gaming technology and content provider, announced today that it will release its fourth quarter and full year 2022 financial results prior to the opening of the financial markets on Tuesday, March 21, 2023. The release will be followed by a conference call at 8:30 a.m. Eastern Time, hosted by Bragg Chief Executive Officer, Yaniv Sherman, Chief Financial Officer, Ronen Kannor, and Chief Strategy Officer, Yaniv Spielberg, to discuss the Company’s financial results and provide a business update. During the call, management will review a presentation that will be available on the day of the call and can be accessed at: https://investors.bragg.group/financials/quarterly-results/default.aspx

To join the call, please use the below dial-in information:

Participant Toll-Free (US/CANADA): (888) 210-4227
Participant Toll Dial-In (INTERNATIONAL): (646) 960-0341

United Kingdom: Toll-Free: +44.800.358.0970

United Kingdom: Toll Dial-In: +44.20.3433.3846

Conference ID: 2522980

A webcast of the call and presentation may also be viewed at: https://investors.bragg.group/events-and-presentations/events/default.aspx

A replay of the call will be available until March 28, 2023 following the conclusion of the live call. In order to access the replay, dial (647) 362-9199 or (800) 770-2030 (toll-free) and use the passcode 2522980.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group

Contacts:
Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
info@bragg.games